EXHIBIT 2.0

Press Release

The Board of Directors Approves the De-merger of Banca Fideuram Participation in
Fideuram Vita in favor of SANPAOLO IMI

Exchange Ratio Fixed at 0.07470 SANPAOLO IMI Shares
for Each Banca Fideuram Share Owned

Participation of Fideuram Vita valued at € 678.6 million

Defined an Agreement with SANPAOLO IMI for the Distribution of Insurance Products with the New Insurance Company (“Polo Assicurativo”) that will be created by the Group

Turin, May 18th, 2004 – The Board of Directors of Banca Fideuram, held today in Turin, has approved the project of de-merger of the participation held by Banca Fideuram in Fideuram Vita in favor of SANPAOLO IMI. The project will be presented for approval to an Extraordinary Shareholders’ Meeting.

The key financial terms of the de-merger, based on December 31st, 2003 as the valuation reference date, are:

  de-merger of the participation held by Banca Fideuram S.p.A. in Fideuram Vita (equal to 99,8% of the share capital) in favor of SANPAOLO IMI;
  valuation attributed to the participation € 678.6 million (of which € 603.0 million equal to the embedded value as of December 31st, 2003, net of € 8.7 million of dividends distributed to Banca Fideuram during the first quarter 2004);
  allocation to Banca Fideuram shareholders, other than SANPAOLO IMI, of shares of the company beneficiary of the de-merger (SANPAOLO IMI);
  value per SANPAOLO IMI share: € 9.27 corresponding to the official average share price (ex-dividend) during the month preceding May 17th, 2004;
  exchange ratio: the allocation to Banca Fideuram shareholders of SANPAOLO IMI shares will be proportional to the participation in Banca Fideuram held by each shareholder other than SANPAOLO IMI; the exchange ratio has been fixed at 0.07470 SANPAOLO IMI shares for each Banca Fideuram share;
  de-merger effective as of: fourth quarter 2004.

In the context of the de-merger Banca Fideuram has defined with SANPAOLO IMI a distribution agreement concerning the insurance products of the “Polo Assicurativo”, the new insurance company that will be created by the SANPAOLO IMI Group. The agreement will last for 6 years and is renewable on expiration date.

From an accounting perspective, the de-merger causes a reduction of Banca Fideuram’s reported book value at an individual company level from € 795.6 to € 570.5 million (already taking into account the allocation of the net result as of December 31st, 2003) distributed as follows:

  share capital reduction from € 254.8 to € 186.2 million, through a reduction of the nominal value of the shares from € 0.26 a € 0.19;
  reduction of the legal reserve from € 50.9 to € 37.2 million;
  reduction of the revaluation reserve from € 12.3 to € 8.8 million;

  reduction of the extraordinary reserve from € 172 to € 85.4 million;
  write-off of the additional paid-in capital reserve from € 52.7 million to € 0.

At a consolidated level, the book value will see a reduction equivalent to € 435.1 million (already taking into consideration the dividend distributed in 2004 by Fideuram Vita to Banca Fideuram), increased by the Fideuram Vita’s 2004 net result accrued up to the date on which the de-merger becomes effective.

The transaction is taking place in the context of a project approved on 13 February 2004 by the Board of Directors of Banca Fideuram, aimed at strengthening Banca Fideuram as a bank specialized in financial consulting, asset management and private banking.

In particular, the de-merger of Fideuram Vita will produce three main benefits for Banca Fideuram:

  eliminate the capital absorption necessary to sustain the growth of insurance operations (also in light of the introduction of Basel II), freeing up resources that can be used to strengthen the core business;
  reduce exposure to two types of risks: (1) financial, of interest rate fluctuations and (2) demographic;
  gain access, through the “Polo Assicurativo” of the SANPAOLO IMI Group, to a broad range of insurance products, which will allow to avoid the investments necessary to remain competitive in an increasingly complex market.

The completion of the transaction is dependent on the necessary approvals by the relevant authorities.

For the valuation of the economic capital of each company involved in the de-merger and the determination of the exchange ratios, Banca Fideuram has engaged Citigroup and McKinsey as financial and industrial advisors respectively. The advisors have also relied on the actuarial consultants Tillinghast-Towers Perrin, to whom Banca Fideuram and SANPAOLO IMI have given a joint mandate.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The securities are intended to be made available within the United States in connection with the business combination pursuant to an exemption from the registration requirements of the Securities Act.

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The business combination described herein relates to the securities of foreign companies. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Sanpaolo IMIand Banca Fideuram are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Contacts:
Media Relations	Investor Relations
Stefania Pensabene	Federico Sarnari – IR Manager
(39) 06 5902 2971	(39) 06 5902 2892
Domenico Dicuonzo
(39) 06 5902 2872
Laura Quagliani
(39) 06 5902 2788